================================================================================

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 2000 COMMISSION FILE NO. ___________

================================================================================





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10 SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                GLOBALBOT, CORP.

             (Exact Name of Registrant As Specified In Its Charter)


          FLORIDA                        [7310]                  65-0869087
 (State of Incorporation)      Primary Standard Industrial      (IRS Employer
                               (Classification Code Number)      I.D. Number)

        1250 EAST HALLANDALE BLVD., SUITE #602, HALLANDALE, FLORIDA 33009
        -----------------------------------------------------------------
              (Address of Principal Executive Offices and Zip code)
                    ISSUER'S TELEPHONE NUMBER: (954) 458-9490

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT :    NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G)) OF THE ACT: COMMON
                                                                   STOCK, $0.001
                                                                   PAR VALUE
                                                                   PER SHARE

--------------------------------------------------------------------------------
                                 GLOBALBOT CORP.
                              CROSS REFERENCE SHEET
--------------------------------------------------------------------------------

INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 SB BY REFERENCE


Form 10SB Item Numbers and Caption                            Heading in Information Statement
----------------------------------                            --------------------------------

1.  Business                                                  "Summary", "Management's Discussion And
                                                              Analysis Of Financial Condition And Results Of
                                                              Operations," And "Business."

2.  Financial Information                                     "Summary", Selected Financial Data",
                                                              "Management's Discussion And Analysis Of Financial
                                                              Condition And Results Of Operations", And " Financial
                                                              Statements"

3.  Properties                                                "Business-Property"

4.  Security Ownership Of Certain                             "Principal Shareholders"
     Beneficial Owners And
     Management

5.  Directors And Executive                                   "Management"
     Officers

6.  Executive Compensation                                    "Management"

7.  Certain Relationships and                                 "Summary", "The Spin-off"- "Certain
     Related Transactions                                     Transactions"

8.  Legal Proceedings                                         Legal Proceedings

9.  Market Price of and Dividends                             "The Spin-Off", "Principal
    on the Registrant's Common stock                          Shareholders" "Description of Securities" Listing and
    "Dividend                                                 Policies", of the Information Statement .

10.  Recent Sales Of Unregistered Securities                  "Recent Sales Of Unregistered Securities"

11.  Description of Registrant's                              "Risk Factors" and "Description Of Securities"
      Securities to be Registered

12.  Indemnification of Officers and                          "Management-Limited Liability of
      Directors                                               Directors" "Indemnification Of Directors
                                                              And Officers"

13.  Financial Statements and                                 "Summary", Selected Financial Data".
      Supplementary Data                                      "Management's Discussion And Analysis Of
                                                              Financial Condition And Results Of
                                                              Operations", And " Financial
                                                              Statements"


                                EXPLANATORY NOTE

         This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-off (as defined in the Information Statement which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-off will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

ITEM 1. BUSINESS.

         The registrant, GlobalBot, Corp., a Florida corporation, is a subsidiary of Quest Net Corp., a Florida corporation.

         The information required by this item is contained in the sections entitled "Summary", "Risk Factors", and "Business" of the Information Statement.

ITEM 2. FINANCIAL INFORMATION.

         The information required by this item is contained in the sections entitled "Summary", "Capitalization", "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement.

ITEM 3. PROPERTIES.

         The information required by this item is contained in the section entitled "Business" of the Information Statement.

ITEM 4. PRINCIPAL SHAREHOLDERS AND MANAGEMENT.

         The information required by this item is contained in the sections entitled "Principal Shareholders" of the Information Statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The information required by this item is contained in the sections entitled "Management--Directors, Executive Officers and Key Employees" of the Information Statement.

ITEM 6. EXECUTIVE COMPENSATION.

         The information required by this item is contained in the section entitled "Management--Executive Compensation" of the Information Statement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The information required by this item is contained in the sections entitled "The Spin-Off" "Certain Relationships and Related Transactions" of the Information Statement.

ITEM 8. LEGAL PROCEEDINGS.

NONE

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The information required by this item is contained in the sections entitled "The Spin-Off - Manner of Effecting the Spin-off"", Principal Shareholders" and "Description of Securities" of the Information Statement.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         On September 17,1998, Quest Net Corp. formed GlobalBot Corp. and issued 1,000,000 shares of GlobalBot common stock to Quest Net Corp. in connection with the formation. The securities issued were offered in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, relating to sales by an issuer not involving any public offering, The transactions were effected without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting transfer only upon registration of the shares or an exemption under the Securities Act of 1933.

         In May 2000, Quest Net Corp. sold 20% (200,000 shares) of the 1,000,000 shares it owned in GlobalBot for the sum of $100,000 ($.50) per share to InfoDotcoza, Ltd. pursuant to a private sale. After the sale, GlobalBot effectuated a split of 7.3318162 shares to one in order to effect a one for four stock distribution to Quest Net Corp. shareholders in connection with the spin-off. Pursuant to the stock split, GlobalBot shareholders received 7.3318162 shares of common stock for each share of GlobalBot common stock outstanding. At present, Quest Net Corp. and InfoDotcoza hold 5,865,453 and 1,466,363 shares, respectively. GlobalBot has no outstanding options or warrants.


         On November 21, 2000, the GlobalBot converted and aggregate of $108,957.92 in promissory notes held by InfoDotCoza, Ltd(Holder) into a Convertible Debenture. The Debenture matures on January 31, 2001 and bears interest at the rate of 12% per annum. The Holder has the right, at its option, at any time prior to maturity, to convert the principal amount and any accrued interest into shares of common stock of GlobalBot (at the rate of one share of common stock for $.01). Upon conversion they would be entitled to receive 10,895,792 shares of our common stock.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The information required by this item is contained in the sections entitled "Description of Securities" of the Information Statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The information required by this item is contained in the sections entitled "Limited Liability of Directors" and Indemnification of Directors" of the Information Statement.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The information required by this item is identified in the Index to Financial Statements of the Information Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) FINANCIAL STATEMENT

         See Index to Financial Statements on Page F-1 of the Information Statement.

(b) EXHIBITS

Exhibit               Description
-------               -----------
2.                    Information Statement
3.1                   Articles of Incorporation
3.2                   Bylaws
4.                    Convertible Debenture
5.                    Opinion of Rebecca J. Del Medico, P.A.
10.                   Lease
10.1                  Form of Indemnification Agreement by and
                      between GlobalBot, Corp and each of its directors and executive officers.
10.2                  Stock Purchase Agreement
24.                   Consent of Alberni & Alberni, P.A.
24.2                  Consent of Rebecca J. Del Medico, P.A.*
27.1                  Financial Data Schedule

* Contained in Exhibit 5, Opinion of Rebecca J. Del Medico, P.A.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 GLOBALBOT, CORP



                                 By: /s/ Serge R. Dazile
                                     -------------------------------------------
                                     President and Chief Financial Officer

DATE:  December 21, 2000

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                 GLOBALBOT CORP

The following information should be read in conjunction with our audited financial statements included in this report.

Historical Overview

            Globalbot Corp was incorporated in Florida on September 17, 1998. The company did not start to report revenue until January 1999 when it acquired Wings Online, an industry-specific aircraft e-commerce site. In March 2000, Wings Online the subsidiary corporation merged into Globalbot, the parent and surviving corporation. All the shares of the subsidiary Corporation were converted into the parent corporation. On June 30, 2000 the Board of Directors of Quest Net Corp approved the spin off of Globalbot from its parent, Quest Net Corp, a publicly traded company in Hallandale, Florida. The shares were converted as follow: one (1) share of Globalbot for every four (4) shares of Quest net corp. The spin off allows Globalbot Corp to grow into its full potential.

         We provide website platform for E-Commerce transactions. We earn revenue primarily from selling advertising space on our websites to individuals and dealers who are looking to sell their aircrafts.

         Advertising fees on our website are dependent on services selected. Our fees vary and can range from a basic 50 words advertisement that cost $12.00, to a banner ad that can cost $100.00 per month. In addition we sometimes generate revenue from customers who link their ad to external sites. Currently the cost for a link ad is $50.00 per month. We receive payments directly from our customers as services are provided.

         Our costs and expenses primarily fall into the following categories:

o        Telecommunications and operations;
o        Sales and marketing;
o        General and administrative;

            Our telecommunication expense consists of the cost of Internet service, web hosting expense and local telephone lines. Our operating cost includes employee salaries, equipment cost, office rent, office, utilities and customer service. We expect these expenses to increase overtime to support additional websites.

            Our sales and marketing expenses to date have been minimal due to the start of our operations. We expect those expenses to increase as we implement our business plan in the coming year. We anticipate those expenses to include advertising, commissions and bonuses paid to our sales and marketing personnel. We also anticipate hiring additional sales and marketing personnel to assist us in our rapid growth plans.

            Our general and administrative expenses consist primarily of administrative staff and related benefits. We expect our general and administrative costs to increase to support our growth.

Results of Operations:
            The discussion of our historical result set forth below address our historical results of operations and annual condition results as shown on our financial statements for the year ended June 30, 2000 as compared with our fiscal year end June 30, 1999.

                            STATEMENTS OF OPERATIONS
                       YEARS ENDED JUNE 30, 2000 AND 1999


                                                  2000                    1999
                                               -----------             -----------
SALES                                          $   127,289             $   105,169


COST OF SALES                                       27,153                  19,316

      GROSS PROFIT                                 100,136                  85,853

EXPENSES

Selling, general and administrative                134,263                  51,822
      Provision for uncollectible                    5,010                  25,428
      Interest Expense                                 225                   1,220
                                               -----------             -----------
      NET INCOME (LOSS)                        $   (39,362)            $     7,383
                                               ===========             ===========

Basic earnings per common share                      (.005)            $      .007
                                               ===========             ===========

Basic weighted average
 common shares outstanding                       7,331,816               1,000,000
                                               ===========             ===========


Revenues

            Revenues for the year ended June 30, 2000 have increased compared with the same period for the previous year $127,289 to $ 105,169, respectively. The increase is primarily due to customers awareness of the services our website provide and the growing use of the internet for such services. We expect revenue to grow, once the company fully implements its sale and marketing program.

COST OF SALES

            Cost of Sales also increased to $27,153 in the year ended June 30, 2000 from $19,316 for the previous year. This increase in cost of sale is directly proportional to our increase in revenue and additional increase in internet traffic.

Gross Profit

            The gross profit has increased 14.30% to $100,136 for the year ended June 30, 2000 from $85,853 for the previous year. The increase in gross profit is attributed to the increase in volume of sales and the marginal cost of sale.

Selling, General and Administrative

            Selling, general and administrative expenses have increased 61.40% to $134,263 for the year ended June 30, 2000 from $85,853 for the previous year. General and Administrative expenses consist primarily of office and equipment, rent, costs associated with operating our office, such as utilities and supplies, and professional fees, such as legal, accounting and consulting. These expenses increased to $134,263 for the year ended June 30, 2000. These increases are also due to the hiring of new employees and moving expenses.

Provision for Uncollectible

            Provision for uncollectible has decreased (80.30)% to $5,010 for the year ended June 30, 2000 from $25,428 for the previous year. This decrease is the result of current management application of an aggressive collection policy and a decrease in accounts receivable outstanding as of June 30, 2000 as compared with June 30, 1999.

Net Income/(Loss)

            The Company recognized a net loss of $(39,362) for the year ended June 30, 2000. That's a decrease in net income of $(46,745) compared to a net profit of $7,383 for the year ended June 30, 1999. This net loss is primarily attributable to an increase in general and administrative expenses, an increase in personnel and related costs.

                                 GLOBALBOT CORP
                            COMPARATIVE BALANCE SHEET
                   YEARS ENDED JUNE 30, 2000 AND JUNE 30, 1999


                  As of 06/30/2000
                                                                30-Jun            30-Jun            %
                                                                 2000              1999      Increase/Decrease
                                                              ----------         ---------   -----------------
ASSETS
       Current Assets
             Cash                                               7,385.00         15,557.00        (52.53)
             Account Receivable - Trade
             Less Allowance-Doubtful $10185                     5,247.00          5,175.00          1.37
             Prepaid Rent                                       2,120.00            100.00
                                                              ----------         ---------        ------
       Total Current Assets                                    14,752.00         20,732.00         28.84
             Property & Equipment Less Accum -
             Depreciation of $16,439 and $7,891                46,763.00         10,186.00         78.22

             Other Assets                                       4,810.00            716.00         85.11
                                                              ----------         ---------        ------

TOTAL ASSETS                                                   66,325.00         31,634.00         52.30
                                                              ==========         =========        ======

LIABILITIES & EQUITY
    LIABILITIES
       Current Liabilities
             Accounts Payable                                   5,851.00         10,684.00        (45.24)
             Accrued Liabilities                                6,450.00          6,106.00          5.33
             Notes Payable-Related Party                       91,986.00         14,059.00         84.72
                                                              ----------         ---------        ------
             Total Current Liabilities                        104,287.00         30,849.00         70.42


       SHAREHOLDER'S EQUITY
             PREFERRED Stock .0001 Par 5,000,000
             Shares Authorized, 0 shares issued                       --                --            --
             Common Stock $.0001 par Value,
             50,000,000 shares authorized, 7,332,015 shares
             Issued and outstanding                               733.00                --        100.00

             Additional Paid In Capital                           200.00            200.00            --
             Retained Earnings                                (38,895.00)           585.00
                                                              ----------         ---------        ------
       Total Equity                                           (37,962.00)           785.00

TOTAL LIABILITIES & EQUITY                                     66,325.00         31,634.00         52.30
                                                              ==========         =========        ======


            The company total assets have increased $66,325.00 for the year ended June 30, 2000 from $31,634.00 for the previous year. The increase is the result of the acquisition of additional computer equipment and slight increase in net accounts receivable.

            During the fiscal year ended June 30, 2000, the Company's accounts payable have decreased $5,851.00 from $10,684.00 for the previous year, while notes payable have increased $91,986.00 for the year ended June 30, 2000 compared to $14,059.00 for the previous year. The increase in notes payable is attributable to transactions with a related party. On May 15, June 6, and June 30, 2000, the Company received $54,923, $4,035 and $33,028, respectively for working capital in exchange for promissory notes from InfoDotCoza, Ltd. The notes are unsecured, non-interest bearing and are due on demand.

Liquidity and Capital Resources.

            Since our inception, we have relied principally upon the proceeds of private equity financing to fund our working capital requirements and capital expenditures. We have generated only minimal revenues from operations to date.

            During the year ended June 30, 2000, Quest Net Corp entered into a stock purchase agreement with InfoDotcoza, Ltd, a South African Company, and sold 200,000 shares of common shares of Globalbot. Globalbot declared a
7.3318162 shares to 1 share stock split. As a result of the forward split, there are now 7,331,816.20 shares of Globalbot common stock issued and outstanding. Additionally, in connection with the proposed spin-off, Quest net will issue to its shareholders of record on May 1, 2000 one common stock share of Globalbot Corp for every four common shares of Quest.

            Our current monthly expense, which includes all costs, selling, advertising, general and administrative is $12,830.00, while our monthly revenue is only $6,500.00. We will need $75,960.00 over the next twelve months to operate our company, plus an additional $67,500.00 for capital expenditures. Our capital expenditures include $37,500.00 the cost to fully develop the following web sites: Boats Online, Cars Online and Motor Bikes Online and $30,000.00 for additional personnel.

IF WE RAISE ADDITIONAL CAPITAL THROUGH THE ISSUANCE OF EQUITY OR CONVERTIBLE DEBT, YOUR PROPORTIONATE INTEREST WILL BE DILUTED.

            We will need more working capital to expand our operations. If we raise additional capital by issuing equity or convertible debt securities, the percentage ownership of our then-current stockholders will be reduced, and such securities may have senior rights, preferences, or privileges.

WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON THE MOST FAVORABLE TERMS

         We may not be able to obtain financing on favorable terms, or at all, which will limit our ability to:

a)       Expand,
b)       Take advantage of unanticipated opportunities,
c) Develop or enhance services, otherwise respond to competitive pressures.

           This limitation could harm our business and decrease the value of the shares or cause us to go out of business. If we are unable to continue our operations, your entire investment in us will be lost.

            Our plan for expansion into the Boats Online, Cars Online and Motor Bikes Online sites is contingent on several including but not limited to financing and our ability to raise additional capital.

The Boats Online, Cars Online and Motor Bikes Online sites are not currently operational, but we believe they are equivalent in the potential to generate listing and advertising revenues. These sites are targeted to use the same streamlined, user-friendly format as used by Wings Online and will apply a similar pricing structure.

            If we are unable to generate and sustain positive cash flow from our operation or if we are unable to obtain necessary additional capital, we may be required to change our proposed business plan and decrease our planned operations, which would have a material adverse effect upon our business, financial condition, or results of operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                 GLOBALBOT CORP

The following information should be read in conjunction with our audited review included in this report.

Historical Overview

            Globalbot Corp was incorporated in Florida on September 17, 1998. The company did not start to report revenue until January 1999 when it acquired Wings Online, an industry-specific aircraft e-commerce site. In March 2000, Wings Online the subsidiary corporation merged into Globalbot, the parent and surviving corporation. All the shares of the subsidiary Corporation were converted into the parent corporation. On June 30, 2000 the Board of Directors of Quest Net Corp approved the spin off of Globalbot from its parent, Quest Net Corp, a publicly traded company in Hallandale, Florida. The shares were converted as follow: one (1) share of Globalbot for every four (4) shares of Quest net corp. The spin off allows Globalbot Corp to grow into its full potential.

Business

         We provide website platform for E-Commerce transactions. We earn revenue primarily from selling advertising space on our websites to individuals and dealers who are looking to sell their aircrafts.

         Advertising fees on our website are dependent on services selected. Our fees vary and can range from a basic 50 words advertisement that cost $12.00, to a banner ad that can cost $100.00 per month. In addition we sometimes generate revenue from customers who link their ad to external sites. Currently the cost for a link ad is $50.00 per month. We receive payments directly from our customers as services are provided.

         Our costs and expenses primarily fall into the following categories:

o        Telecommunications and operations;
o        Sales and marketing;
o        General and administrative;

            Our telecommunication expense consists of the cost of Internet service, web hosting expense and local telephone lines. Our operating cost includes employee salaries, equipment cost, office, rent, office, utilities and customer service. We expect these expenses to increase overtime to support additional websites.

            Our sales and marketing expenses to date have been minimal due to the start of our operations. We expect those expenses to increase as we implement our business plan in the coming year. We anticipate those expenses to include advertising, commissions and bonuses paid to our sales and marketing personnel. We also anticipate hiring additional sales and marketing personnel to assist us in our rapid growth plans.

            Our general and administrative expenses consist primarily of administrative staff and related benefits. We expect our general and administrative costs to increase to support our growth.

Results of Operations:
            The discussion of our historical result set forth below address our historical results of operations and annual condition results as shown on our financial statements for the three months ended Sept 30, 2000 as compared with our quarter ended Sept 30, 1999.

                                 GLOBALBOT CORP
                            Statements of Operations
                      Quarter Ended Sept 30, 2000 and 1999


                                                                       Unaudited           Increase/
                                                    2000                  1999             (Decrease)
                                               -------------         -------------        ----------
REVENUE
  Less Return                                      23,618.00             44,281.64        (20,663.64)
                                               -------------         -------------        ----------
  Total Revenue                                    23,618.00             44,282.00        (20,664.00)

  Cost of Sales                                     7,594.00              5,917.00          1,677.00

  Gross Profit Before Deduction                    16,024.00             38,365.00        (22,341.00)

EXPENSES
  Selling,General & Administrative                 32,382.00             22,473.00          9,909.00
  Depreciation Expense                              2,891.00                                2,891.00
                                               -------------         -------------        ----------
  Total Expense                                    35,273.00             22,473.00         12,800.00

  Profit/(Loss)                                   (19,249.00)            15,892.00        (35,141.00)

Basic earnings per common share                       (0.003)                0.016            (0.019)

Basic weighted average common shares
              outstanding                       7,331,816.00          1,000,000.00                --



Revenues

            Revenues for the three months ended September 30, 2000 have decreased compared with the same period for the previous year $44,281.64 to $ 23,618, respectively. The decrease is primarily due to employees turn over, relocation of our company and commitment to dealers made by prior management. We expect revenue to grow, once the company fully implements its sale and marketing program.

COST OF SALES

            Cost of Sales has increased to $7,594 for the three months ended September 30, 2000 from $5,917 for the previous year. This increase in cost of sale is due to our related cost of operation, such as creating traffic on our web site.

Gross Profit

            The gross profit has decreased to $16,024 for the three months ended September 30, 2000, compared to $38,365 for the three months ended September 30, 1999. This decrease in gross profit is attributed to the decrease in our revenue and the increase in cost of sale.

Selling, General and Administrative

            Selling, general and administrative expenses have increased to $32,382.00 for the three months ended September 30, 2000, from $22,473 for the three months ended September 30, 1999. General and Administrative expenses consist primarily of office and equipment, rent, costs associated with operating our office, such as utilities and supplies, and professional fees, such as legal, accounting and consulting. These increases are also due to the hiring of new employees.

Depreciation

                Depreciation is recorded at $2,891 for the three months ended September 30, 2000. Property and Equipment are carried at cost and depreciated over the estimated useful lives of the assets (5 to 10 years) using the straight-line method. Expenditures for maintenance and repairs are charged to expenses as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Net Income/(Loss)

            The Company recognized a net loss of $(19,249) for the three months ended September 30, 2000. That's a decrease in net income of $(35,141.) compared to a net profit of $15,892 for the three months ended September 30, 1999. This net loss is primarily attributable to an increase in general and administrative expenses, an increase in personnel and related costs.

                                 GLOBALBOT CORP
                            COMPARATIVE BALANCE SHEET
                FOR THE THREE MONTHS ENDED SEPT 30, 2000 AND 1999


                                                                                    Unaudited
                                                                    30-Sep            30-Sep          Increase/
                                                                     2000              1999          (Decrease)
                                                                  ----------         ---------        ---------
ASSETS
       Current Assets
             Cash                                                   4,857.00         16,132.42       (11,275.42)
             Account Receivable - Trade
             Less Allowance-Doubtful $5175.13                       3,957.00         13,884.87        (9,927.87)
                                                                  ----------         ---------        ---------
       Total Current Assets                                         8,814.00         30,017.29       (21,203.29)
             Property & Equipment Less Accum -
             Depreciation of $19,330 and $7,891(Note B)            49,303.00         10,185.98        39,117.02

             Other Assets                                           4,810.00          4,477.50           332.50
                                                                  ----------         ---------        ---------
TOTAL ASSETS                                                       62,927.00         44,680.77        18,246.23
                                                                  ==========         =========        =========

LIABILITIES & EQUITY
    LIABILITIES
       Current Liabilities
             Accounts Payable                                       8,067.00          7,027.28         1,039.72
             Accrued Liabilities                                    7,110.00                --         7,110.00
             Payroll Liabilities                                          --          3,377.43        (3,377.43)
             Notes Payable-Related Party                          104,961.00         24,058.56        80,902.44
                                                                  ----------         ---------        ---------
             Total Current Liabilities                            120,138.00         34,463.27        85,674.73


       SHAREHOLDER'S EQUITY
             PREFERRED Stock .0001 Par 5,000,000
             Shares Authorized, 0 shares issued                           --                --               --
             Common Stock $.0001 par Value,
             50,000,000 shares authorized, 7,331,816 shares
             issued and outstanding                                   733.00                --               --
             Additional Paid In Capital                               200.00            200.00
             Retained Earnings                                    (58,144.00)        10,017.50       (68,161.50)
                                                                  ----------         ---------        ---------
       Total Equity                                               (57,211.00)        10,217.50       (68,161.50)

TOTAL LIABILITIES & EQUITY                                         62,927.00         44,680.77        18,246.23
                                                                  ==========         =========        =========


            The company total assets have increased $62,927.00 for the three months ended September 30, 2000 from $44,680.77 for the previous year. The increase is the result of the acquisition of additional computer equipment and an increase other asset from $4,477.50 to $4,810 for the three months ended September 30, 1999 and 2000 respectively.

            During the Quarter ended September 30, 2000, the Company's accounts payable have increased $8,067.00 from $7,027.28 for the Quarter ended September 30, 1999. Our notes payable have also increased $104,961.00 for the three months ended Sept 30, 2000, compared to $24,058.56 for the three months ended Sept 30, 1999. The increase in notes payable is attributable to transactions with a related party.

            On May 15, 2000, June 6, 2000 and June 30, 2000, the Company received $54,923,$4,035 and $33,028, respectively, for working capital in exchange for promissory notes from InfoDotCoza, Ltd.. In addition, on August 31, 2000 and September 19,2000, the Company received $5,000 and $7,975, respectively, for working capital in exchange for promissory notes from InfoDotCoza, Ltd. The notes are unsecured, non-interest bearing and are due on demand. The $104,961 is included in the accompanying balance sheet as notes payable, related party.

            Subsequent to September 30, 2000, the Company received $11,975 for working capital in exchange for a promissory note from InforDotCoza, Ltd.. The note is unsecured, non-interest bearing and is due on demand.

            On November 21, 2000, the promissory notes outstanding with InforDotCoza, Ltd(Holder) were taken as consideration for a Convertible Debenture. The debenture, with the principal sum of $108,957.92, matures on January 31, 2001 and bears interest of 12% per annum. The Holder has the right, at his option, at any time prior to maturity, to convert the principal amount and any accrued interest into shares of common stock of the Company (at the rate of one share of common stock for $.01. Such shares shall be constituted at the date of conversion.

Liquidity and Capital Resources.

            Since our inception, we have relied principally upon the proceeds of private equity financing to fund our working capital requirements and capital expenditures. We have generated only minimal revenues from operations to date.

            During the year ended June 30, 2000, Quest Net Corp entered into a stock purchase agreement with InfoDotcoza, Ltd, a South African Company, and sold 200,000 shares of common shares of Globalbot. Globalbot declared a
7.3318162 shares to 1 share stock split. As a result of the forward split, there are now 7,331,816.20 shares of Globalbot common stock issued and outstanding. Additionally, in connection with the proposed spin-off, Quest net will issue to its shareholders of record on May 1, 2000 one common stock share of Globalbot Corp for every four common shares of Quest.

            Our current monthly expense, which includes all costs, selling, advertising, general and administrative, is $12,830.00, while our monthly revenue is only $6,500.00. We will need $75,960.00 over the next twelve months to operate our company, plus an additional $67,500.00 for capital expenditures. Our capital expenditures include $37,500.00 the cost to fully develop the following web sites: Boats Online, Cars Online and Motor Bikes Online and $30,000.00 for additional personnel.

IF WE RAISE ADDITIONAL CAPITAL THROUGH THE ISSUANCE OF EQUITY OR CONVERTIBLE DEBT, YOUR PROPORTIONATE INTEREST WILL BE DILUTED.

       We will need more working capital to expand our operations. If we raise additional capital by issuing equity or convertible debt securities, the percentage ownership of our then-current stockholders will be reduced, and such securities may have senior rights, preferences, or privileges.

WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON THE MOST FAVORABLE TERMS

         We may not be able to obtain financing on favorable terms, or at all, which will limit our ability to:

a)       Expand,
b)       Take advantage of unanticipated opportunities,
c) Develop or enhance services, otherwise respond to competitive pressures.

           This limitation could harm our business and decrease the value of the shares or cause us to go out of business. If we are unable to continue our operations, your entire investment in us will be lost.

            Our plan for expansion into the Boats Online, Cars Online and Motor Bikes Online sites is contingent on several including but not limited to financing and our ability to raise additional capital.

The Boats Online, Cars Online and Motor Bikes Online sites are not currently operational, but we believe they are equivalent in the potential to generate listing and advertising revenues. These sites are targeted to use the same streamlined, user-friendly format as used by Wings Online and will apply a similar pricing structure.

            If we are unable to generate and sustain positive cash flow from our operation or if we are unable to obtain necessary additional capital, we may be required to change our proposed business plan and decrease our planned operations, which would have a material adverse effect upon our business, financial condition, or results of operations.

                                 GLOBALBOT CORP.

                              Financial Statements

                                  June 30, 2000

                                 C O N T E N T S


                                                                                     Page
                                                                                     ----
INDEPENDENT AUDITORS' REPORT........................................................   3

FINANCIAL STATEMENTS

         BALANCE SHEET JUNE 30, 2000................................................   4

         STATEMENT OF OPERATIONS, FOR THE YEARS ENDED JUNE 30, 2000 AND 1999 .......   5

         STATEMENT OF SHAREHOLDER'S EQUITY, JULY 1, 1998 THROUGH JUNE 30, 2000......   6

         STATEMENT OF CASH FLOWS, FOR THE YEARS ENDED JUNE 30, 2000 AND 1999........   7

 NOTES TO FINANCIAL STATEMENTS......................................................   8



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Globalbot Corp.

 We have audited the accompanying balance sheet of Globalbot Corp.,as of June 30, 2000 and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Globalbot Corp. as of June 30, 1999 were audited by other auditors whose report dated July 10, 1999, expressed an unqualified opinion of those statements.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalbot Corp., as of June 30, 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Alberni & Alberni, P.A.
Certified Public Accountants
Coral Gables, Florida

September 11, 2000

                                 GLOBALBOT CORP.

                                  BALANCE SHEET

                                  June 30, 2000



                                     ASSETS

 CURRENT ASSETS
      Cash                                                              $   7,385
      Accounts Receivable, less allowance for doubtful
          totaling $ 10,185                                                 5,247
      Prepaid Expenses                                                      2,120
                                                                        ---------
               TOTAL CURRENT ASSETS                                                       $  14,752

PROPERTY AND EQUIPMENT, less accumulated
   depreciation of $ 16,439  (Note B)                                                        46,763

 OTHER ASSETS                                                                                 4,810
                                                                                          ---------
                                                                                          $  66,325
                                                                                          =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
      Accounts Payable                                                  $   5,851
      Accrued Liabilities                                                   6,450
      Notes Payable - related party (Note D)                               91,986
                                                                        ---------
               TOTAL CURRENT LIABILITIES                                                  $ 104,287


SHAREHOLDERS' EQUITY
      Preferred stock, $.0001 Par Value, 5,000,000 Shares
             authorized; 0 Shares Issued and Outstanding                      -0-
      Common stock, $.0001 Par Value, 50,000,000 Shares
             authorized; 7,331,816 Shares Issued and Outstanding              733
      Additional Paid-in Capital                                              200
      Retained Earnings                                                   (38,895)          (37,962)
                                                                        ---------         ---------
                                                                                          $  66,325
                                                                                          =========


The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                            STATEMENTS OF OPERATIONS

                       Years Ended June 30, 2000 and 1999


                                                            2000               1999
                                                        -----------         -----------
 SALES                                                  $   127,289         $   105,169

 COST OF SALES                                               27,153              19,316

      GROSS PROFIT                                          100,136              85,853

 EXPENSES

      Selling, general and administrative                   134,263              51,822
      Provision for uncollectible                             5,010              25,428
      Interest Expense                                          225               1,220
                                                        -----------         -----------
NET INCOME (LOSS)                                       $   (39,362)        $     7,383
                                                        ===========         ===========

Basic earnings per common share                              $(.005)        $      .007
                                                        ===========         ===========

Basic weighted average common shares outstanding          7,331,816           1,000,000
                                                        ===========         ===========



The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                        Statement of Shareholder's Equity

                       July 1, 1998 through June 30, 2000



                                          Preferred Stock          Common Stock         Additional                   Total
                                       --------------------     ---------------------     Paid-In      Retained   Shareholders'
                                       Shares     Par Value     Shares      Par Value     Capital      Earnings      Equity
                                       ------     ---------     ------      ---------   ----------     --------   -------------

BALANCE, July 1, 1998                       --    $      --    1,000,000    $     100    $     200     $ 19,770      $ 20,070

Distributions Paid to Shareholders          --           --           --           --           --      (26,686)      (26,686)

Net Income for the Year Ended
   June 30, 1999                            --           --           --           --           --        7,383         7,383
                                     ---------    ---------    ---------    ---------    ---------     --------      --------

Balance, June 30, 1999                      --           --    1,000,000          100          200          467           767

May 20, 2000- Stock Split                                      6,331,816    $     633                                     633

Net Loss for the Year Ended
   June 30, 2000                            --           --           --           --           --      (39,362)      (39,362)
                                     ---------    ---------    ---------    ---------    ---------     --------      --------
Balance, June 30, 2000                      --    $      --    7,331,816    $     733    $     200     $(38,895)     $(37,962)
                                     =========    =========    =========    =========    =========     ========      ========



The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report

                                 GLOBALBOT CORP.

                             STATEMENT OF CASH FLOWS

                       Years Ended June 30, 2000 and 1999


                                                                    2000             1999
                                                                  --------         --------
OPERATING ACTIVITIES
          Net Income                                              $(39,362)        $  7,383
      Transactions not requiring cash:
         Depreciation and Amortization                              10,478            5,367
         Loss on Write-off of Organization Costs                       -0-              125
         Loss on Disposal of Fixed Assets                            5,461              -0-
         Allowance for Uncollectible Accounts                        5,010            5,175
        Changes in Current Assets and Current Liabilities:
          Decrease (Increase) in receivables and other
             current assets                                         (7,202)           3,561
          Increase in Deposits                                      (4,094)             -0-
          Increase (Decrease) in Accounts Payable
             and Other Current Liabilities                          (4,489)          16,412
                                                                  --------         --------

          NET CASH (USED IN) PROVIDED BY
               OPERATING ACTIVITIES                                (34,198)          38,023
                                                                  --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of Furniture and Equipment                         (44,488)         (11,492)
                                                                  --------         --------
               NET CASH USED IN  INVESTING ACTIVITIES              (44,488)         (11,492)
                                                                  --------         --------
 CASH FLOWS FROM FINANCING ACTIVITIES
      Issuance of Stock                                                733              -0-
      Distribution Paid to Officers                                    -0-          (26,686)
      Repayment Advances From Notes Payable                         (1,419)           4,702
      Proceeds From Notes Payable (Note B)                          71,318           14,059
                                                                  --------         --------
               NET CASH PROVIDED BY (USED IN)
                    FINANCING ACTIVITIES                            70,632          (12,627)
                                                                  --------         --------

               NET CHANGE IN CASH                                   (8,054)          13,904
Cash at Beginning of Period                                         15,439            1,535
                                                                  --------         --------
               CASH AT END OF PERIOD                              $  7,385         $ 15,439
                                                                  ========         ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash Paid During the Period for :
         Interest                                                 $    225         $  1,220
                                                                  ========         ========
         Income Taxes                                             $    550         $    -0-
                                                                  ========         ========

NON-CASH INVESTING AND FINANCING ACTIVITIES:
      Acquisition of Equipment in exchange for
         Notes Payable                                            $  8,028         $    -0-




The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                            Year Ended June 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                NATURE OF ORGANIZATION

                   Globalbot Corp. (the "Company") was incorporated in Florida on September 17, 1998. The Company currently sells advertising space on its web site to dealers and individuals that are looking to sell their aircraft.

                   The Company was a wholly-owned subsidiary of Quest Net Corp. ("Quest") until May 27, 2000 when it sold 20% (200,000 shares) of its Globalbot holdings to Infodotcoza Ltd., a South African company.

                   On May 2, 2000, the Board of Directors of Quest approved a "Spin-Off" to allow the management of both companies to concentrate on their core business and enhance access to financing. In order to effectuate the proposed "Spin-Off", Globalbot Corp. declared a 7.3318162 shares to 1 share stock split. As a result of the forward split, there are now 7,331,816.20 shares of Globalbot common stock issued and outstanding.

                   In connection with the proposed spin-off, Quest will issue to its shareholders of record on May 1, 2000 one common stock share of Globalbot for every four common shares of Quest.

                PERVASIVENESS OF ESTIMATES

                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                REVENUE RECOGNITION

                   Revenue consist of monthly fees charged to customers for internet advertisements. Internet advertisement revenue is recognized in the period ads are run.

See Auditors' Report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

                            Year Ended June 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                PROPERTY AND EQUIPMENT

                   Property and Equipment are carried at cost and depreciated over the estimated useful lives of the assets (5 to 10 years) using the straight-line method. Expenditures for maintenance and repairs are charged to expenses as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

                INCOME TAXES

                   The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities (subject to a valuation allowance), using enacted tax rates for the year in which the differences are expected to reverse.

                   EARNINGS PER COMMON SHARE

                   Effective December 31, 1997, SfAS 128 "Earnings per Share" requires the dual presentation of earnings per share-basic and diluted. Basic earnings per common share has been computed based on the weighted average number of common shares outstanding. DilutEd earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options. However, the Company has a simple capital structure for the periods presented and, therefore, there is no variance between the basic and diluted earnings per share.

                FAIR VALUE OF FINANCIAL INSTRUMENTS

                   The estimated fair values for financial instruments under SFAS No. 107, Disclosures about Fair Market Value of Financial Instruments, are determined at discreet points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which includes all cash, accounts receivables, accounts payable, and notes payable to stockholders, approximates the carrying value in the financial statements at June 30, 2000.


See Auditors' Report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

                            Year Ended June 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                   The Company has adopted the following new accounting pronouncements for the year ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and hold long-lived assets, and its major customers. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans

                RECLASSIFICATIONS

                Certain prior period amounts within the accompanying financial statements have been reclassified to conform with the current year presentation.

NOTE B - PROPERTY AND EQUIPMENT

                   Property and equipment, net, consist of the following as of June 30, 2000:

                   Furniture and Fixtures                           $   3,500
                   Equipment and software                              59,702
                                                                    ---------
                   Total property and equipment                        63,202
                   Less:  Accumulated depreciation                     16,439
                                                                    ---------
                Total property and equipment, net                   $  46,763
                                                                    =========

                Depreciation expense totaled $10,478 and $5,367 for the years ended June 30, 2000 and June 30, 1999, respectively.

See Auditors' Report

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

                            Year Ended June 30, 2000

NOTE C - COMMITMENTS & CONTINGENCIES

                   The Company entered into a two-year non-cancelable operating lease for their office in Hallandale, Florida in June, 2000. The lease expires in June, 2002. The minimum rental payments on the non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

                       Year Ending                      Office
                       -----------                      ------
                      June 30, 2001                   $ 25,440
                      June 30, 2002                     25,440
                                                       -------
                        Total                         $ 50,880
                                                       =======

                Rent expense was approximately $7,075 and $3,457 for the year ended June 30, 2000 and June 30, 1999, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

                   On May 15, 2000, June 6, 2000 and June 30, 2000, the Company received $54,923, $4,035 and $33,028, respectively, for working capital in exchange for promissory notes from InfoDotCoza, Ltd.. The notes are unsecured, non-interest bearing and are due on demand. The $91,986 is included in the accompanying balance sheet as notes payable, related party.

                   Subsequent to year end June 30, 2000, the Company received $5,000 for working capital in exchange for a promissory note from InforDotCoza, Ltd.. The note is unsecured, non-interest bearing and is due on demand.

NOTE F - INCOME TAXES

                   The net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes.

See Auditors' Report

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

                            Year Ended June 30, 2000

NOTE F - INCOME TAXES (CONTINUED)

                   Significant components of the Company's deferred tax assets and liabilities as of June 30, 2000 are as follows:

                Long-Term Deferred Tax Assets:
                   Net Operating Loss Carryforward                  $ 14,425
                   Depreciation                                          114
                                                                    --------
                   Deferred Tax Asset                                 14,539
                                                                    --------

                   Allowance for Deferred Tax Asset                  (14,539)
                                                                    --------
                        Net Deferred Tax Asset                      $     --
                                                                    ========

                   As of June 30, 2000, the Company has net operating loss carry forwards for income tax purposes of approximately $14,425, which will expire in 2018.


See Auditors' Report

                                 GLOBALBOT CORP.

                              Financial Statements

                           September 30, 2000 and 1999

                                 C O N T E N T S


                                                                                    Page
                                                                                    ----
ACCOUNTANTS' REVIEW REPORT..........................................................  3

FINANCIAL STATEMENTS

         BALANCE SHEET .............................................................  4

         STATEMENT OF OPERATIONS  ..................................................  5

         STATEMENT OF SHAREHOLDER'S EQUITY .........................................  6

         STATEMENT OF CASH FLOWS ...................................................  7

NOTES TO FINANCIAL STATEMENTS.......................................................  8




                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Globalbot Corp.

We have reviewed the accompanying balance sheet of Globalbot Corp. at September 30, 2000, and the related profit and loss account and cash flow statement for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with approved accounting standards.

The accompanying September 30, 1999 financial statements of Globalbot Corp. were included in the consolidated financial statements of Quest Net Corp. (Refer to Note A). The financial statements were prepared by management and a statement of cash flows for the quarter ended September 30, 1999 has not been presented. Generally accepted accounting principles require that such a statement be presented when financial statements purport to present financial position and results of operations.

Alberni & Alberni, P.A.
Certified Public Accountants
Coral Gables, Florida

November 16, 2000

                                 GLOBALBOT CORP.

                                  BALANCE SHEET
                           September 30, 2000 and 1999



                                                                                         2000               1999
                                                                                       ---------         ---------
                                                                                                        (Unaudited)
                                              ASSETS
 CURRENT ASSETS
      Cash                                                                             $   4,857         $  16,132
      Accounts Receivable, less allowance for doubtful
           totaling $10,185 and $5,175, respectively                                       3,957            10,535
      Other Receivables                                                                      -0-             3,350
                                                                                       ---------         ---------
               TOTAL CURRENT ASSETS                                                        8,814            30,017

PROPERTY AND EQUIPMENT, less accumulated
   depreciation of $ 19,330 and $7,891, respectively  (Note B)                            49,303            10,186

 OTHER ASSETS                                                                              4,810             4,478
                                                                                       ---------         ---------
                                                                                       $  62,927         $  44,681
                                                                                       =========         =========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
      Accounts Payable                                                                 $   8,067         $   7,027
      Accrued Liabilities                                                                  7,110             3,377
      Notes Payable - related party (Note D)                                             104,961            24,059
                                                                                       ---------         ---------
               TOTAL CURRENT LIABILITIES                                                 120,138            34,463

 SHAREHOLDERS' EQUITY
      Preferred stock, $.0001 Par Value, 5,000,000 Shares
             authorized; 0 Shares Issued and Outstanding                                     -0-               -0-
      Common stock, $.0001 Par Value, 50,000,000 Shares
             authorized; 7,331,816 Shares Issued and Outstanding                             733               -0-
      Additional Paid-in Capital                                                             200               200
      Retained Earnings                                                                  (58,144)           10,018
                                                                                       ---------         ---------
                   TOTAL STOCKHOLDERS' EQUITY                                            (57,211)           10,218
                                                                                       ---------         ---------
                                                                                       $  62,927         $  44,681
                                                                                       =========         =========


The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                            STATEMENTS OF OPERATIONS

                 Three Months Ended September 30, 2000 and 1999



                                                            2000                1999
                                                         -----------         -----------
                                                                             (Unaudited)
 SALES                                                   $    23,618         $    44,282


 COST OF SALES                                                 7,594               5,917
                                                         -----------         -----------

      GROSS PROFIT                                            16,024              38,365

 EXPENSES

      Selling, general and administrative                     32,382              22,473
      Depreciation Expense                                     2,891                 -0-
                                                         -----------         -----------
                                                              35,273              22,473
                                                         -----------         -----------
      NET INCOME (LOSS)                                  $   (19,249)        $    15,892
                                                         ===========         ===========

Basic earnings per common share                          $     (.003)        $      .016
                                                         ===========         ===========


 Basic weighted average common shares outstanding          7,331,816           1,000,000
                                                         ===========         ===========





The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                        Statement of Shareholder's Equity

                     July 1, 2000 through September 30, 2000





                                          Preferred Stock          Common Stock         Additional                   Total
                                       --------------------     ---------------------     Paid-In      Retained   Shareholders'
                                       Shares     Par Value     Shares      Par Value     Capital      Earnings      Equity
                                       ------     ---------     ------      ---------   ----------     --------   -------------

BALANCE, July 1, 2000                       --    $      --    7,331,816    $     733    $     200    $(38,895)    $(37,962)

Net Income for the Three Months
   Ended September 30, 2000                 --           --           --           --           --     (19,249)     (19,249)
                                     ---------    ---------    ---------    ---------    ---------    --------     --------
Balance, June 30, 2000                      --    $      --    7,331,816    $     733    $     200    $(58,144)    $(57,211)
                                     =========    =========    =========    =========    =========    ========     ========



The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report

                                 GLOBALBOT CORP.

                             STATEMENT OF CASH FLOWS
                      Three Months Ended September 30, 2000


OPERATING ACTIVITIES
         Net Income                                            $(19,249)
     Transactions not requiring cash:
        Depreciation and Amortization                             2,891
     Changes in Current Assets and Current Liabilities:
         Decrease (Increase) in Receivables and Other

            Current Assets                                        3,410
         Increase in Deposits                                       -0-
         Increase (Decrease) in Accounts Payable
            and Other Current Liabilities                         2,877
                                                               --------
              NET CASH (USED IN) PROVIDED BY
                   OPERATING ACTIVITIES                                        (10,071)
                                                                              --------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of Furniture and Equipment                                       (5,432)
                                                                              --------
              NET CASH USED IN  INVESTING ACTIVITIES                            (5,432)
                                                                              --------

CASH FLOWS FROM FINANCING ACTIVITIES

     Proceeds From Notes Payable (Note B)                                       12,975
                                                                              --------
              NET CASH PROVIDED BY (USED IN)

                   FINANCING ACTIVITIES                                         12,975
                                                                              --------

     NET CHANGE IN CASH                                                         (2,528)
Cash at Beginning of Period                                                      7,385
                                                                              --------
              CASH AT END OF PERIOD                                           $  4,857
                                                                              ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash Paid During the Period for :
        Interest                                                              $    -0-
                                                                              ========
        Income Taxes                                                          $    -0-
                                                                              ========



The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the accountants' report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                NATURE OF ORGANIZATION

                   Globalbot Corp. (the "Company") was incorporated in Florida on September 17, 1998. The Company currently sells advertising space on its web site to dealers and individuals that are looking to sell their aircraft.

                   The Company was a wholly-owned subsidiary of Quest Net Corp. ("Quest") until May 27, 2000 when it sold 20% (200,000 shares) of its Globalbot holdings to Infodotcoza Ltd., a South African company.

                   On May 2, 2000, the Board of Directors of Quest approved a "Spin-Off" to allow the management of both companies to concentrate on their core business and enhance access to financing. In order to effectuate the proposed "Spin-Off", Globalbot Corp. declared a 7.3318162 shares to 1 share stock split. As a result of the forward split, there are now 7,331,816.20 shares of Globalbot common stock issued and outstanding.

                   In connection with the proposed spin-off, Quest will issue to its shareholders of record on May 1, 2000 one common stock share of Globalbot for every four common shares of Quest.

                PERVASIVENESS OF ESTIMATES

                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                REVENUE RECOGNITION

                   Revenue consist of monthly fees charged to customers for internet advertisements. Internet advertisement revenue is recognized in the period ads are run.


See Accountants' Report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                PROPERTY AND EQUIPMENT

                   Property and Equipment are carried at cost and depreciated over the estimated useful lives of the assets (5 to 10 years) using the straight-line method. Expenditures for maintenance and repairs are charged to expenses as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

                INCOME TAXES

                   The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities (subject to a valuation allowance), using enacted tax rates for the year in which the differences are expected to reverse.

                   EARNINGS PER COMMON SHARE

                   Effective December 31, 1997, SFAS 128 "Earnings per Share" requires the dual presentation of earnings per share-basic and diluted. Basic earnings per common share has been computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options. However, the Company has a simple capital structure for the periods presented and, therefore, there is no variance between the basic and diluted earnings per share.

                FAIR VALUE OF FINANCIAL INSTRUMENTS

                   The estimated fair values for financial instruments under SFAS No. 107, Disclosures about Fair Market Value of Financial Instruments, are determined at discreet points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which includes all cash, accounts receivables, accounts payable, and notes payable to stockholders, approximates the carrying value in the financial statements at June 30, 2000.

See Accountants' Report.

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                   The Company has adopted the following new accounting pronouncements for the year ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and hold long-lived assets, and its major customers. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans

                RECLASSIFICATIONS

                Certain prior period amounts within the accompanying financial statements have been reclassified to conform with the current year presentation.

NOTE B - PROPERTY AND EQUIPMENT

                Property and equipment, net, consist of the following as of September 30, 2000:

                   Furniture and Fixtures                         $   5,885
                   Equipment and software                            62,748
                                                                  ---------
                   Total property and equipment                      68,633
                   Less:  Accumulated depreciation                  (19,330)
                                                                   ---------
                Total property and equipment, net                 $  49,303
                                                                  =========

                Depreciation expense totaled $2,891 for the three months ended September 30, 2000.

See Accountants' Report

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE C - COMMITMENTS & CONTINGENCIES

                   The Company entered into a two-year non-cancelable operating lease for their office in Hallandale, Florida in June, 2000. The lease expires in June, 2002. The minimum rental payments on the non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

                       Year Ending                     Office
                       -----------                     ------

                      June 30, 2001                   $ 19,080
                      June 30, 2002                     25,440
                                                      --------
                        Total                         $ 44,520
                                                      ========

                Rent expense was approximately $6,360 for the three months ended September 30, 2000.

NOTE D - RELATED PARTY TRANSACTIONS

                   On May 15, 2000, June 6, 2000 and June 30, 2000, the Company received $54,923, $4,035 and $33,028, respectively, for working capital in exchange for promissory notes from InfoDotCoza, Ltd.. In addition, on August 31, 2000 and September 19, 2000, the Company received $5,000 and $7,975, respectively, for working capital in exchange for promissory notes from InfoDotCoza, Ltd. The notes are unsecured, non-interest bearing and are due on demand. The $104,961 is included in the accompanying balance sheet as notes payable, related party.

                   Subsequent to September 30, 2000, the Company received $11,975 for working capital in exchange for a promissory note from InforDotCoza, Ltd.. The note is unsecured, non-interest bearing and is due on demand.

                   On November 21, 2000, the promissory notes outstanding with InforDotCoza, Ltd (Holder) were taken as consideration for a Convertible Debenture. The debenture, with the principal sum of $108,957.92, matures on January 31, 2001 and bears interest of 12% per annum. The Holder has the right, at his option, at any time prior to maturity, to convert the principal amount and any accrued interest into shares of common stock of the Company (at the rate of one share of common stock for $.01). Such shares shall be constituted at the date of conversion.


See Accountants' Report

                                 GLOBALBOT CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE F - INCOME TAXES

                   The net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2000 are as follows:

                Long-Term Deferred Tax Assets:
                   Net Operating Loss Carryforward                  $ 20,969
                   Depreciation                                          114
                                                                    --------

                   Deferred Tax Asset                                 21,083
                                                                    --------

                   Allowance for Deferred Tax Asset                  (21,083)
                                                                    --------
                        Net Deferred Tax Asset                      $     --
                                                                    ========

                   As of September 30, 2000, the Company has net operating loss carry forwards for income tax purposes of approximately $20,969, which will expire in 2018.

See Accountants' Report